Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

Rufus Decker

Charlie Guidry

Erin Jaskot

Re:	Xometry, Inc.

Registration Statement on Form S-1 Registration File No. 333-256769

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Xometry, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Time, on June 29, 2021 or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature page immediately follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name: Lucy Wang
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]